First Amendment
to the Transfer Agent Interactive Client Services Agreement
Dated December 3, 2004,
by and among
California Investment Trust and California Investment Trust II and
ALPS Mutual Funds Services, Inc.

THIS AMENDMENT is made as of September 1, 2006, by and between CALIFORNIA INVESTMENT TRUST AND CALIFORNIA INVESTMENT TRUST II, two trusts established as Massachusetts business trusts (individually a “Trust” and collectively the “Trusts”) and ALPS MUTUAL FUNDS SERVICES Inc., a corporation organized under the laws of the State of Colorado, (“ALPS”).

WHEREAS, the Trusts and ALPS have entered into a Transfer Agent Interactive Client Services Agreement (the “Agreement”) dated December 3, 2004.

WHEREAS, the Trusts and ALPS wish to modify the Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.
Transfer Agent e-Statement Program. The Trusts have requested, and ALPS will provide a Transfer Agent e-Statement Program (“eStatement(s)”) as one of the Interactive Client Services (“ICS”) provided pursuant to the terms of the Agreement between the Trusts and ALPS. Through e-Statements, Shareholders will have the option to discontinue printed and mailed.shareholder statements in favor of electronic ones.

2.
Transfer Agent Web-Documents Program. The Trusts have requested, and ALPS will provide, a Transfer Agent Web-Documents Program (“TA Web-D”) as one of the ICS provided pursuant to the terms of the Agreement between the Trusts and ALPS. Through TA Web-D, Shareholders will have the option to discontintie printed and mailed Regulatory Documents in favor of electronic ones.

3.	Definitions. For purposes of this Amendment, the following additional definitions shall apply (in addition to all other defined terms in the Agreement):

“Shareholders” shall mean the record owner or authorized agent of the owner of shares of a Fund.

“Regulatory Documents” shall mean the prospectus, annual report, semiannual report and any other document required under applicable federal securities law to be delivered by the Trust to Shareholders.

4.	Responsibilities. In connection with its performance of providing e-Statements, ALPS shall:

(i)	Modify TA Web Shareholder site to accommodate e-Statement and TA Web -D services

(ii)	Initiate the design, processing and maintenance of shareholder e-Statements and TA Web-D services

(iii)	Provide technical support for the e-Statement and TA Web-D programs including: testing; quality control review; generation; and storage of e-Statements and TA Web-D.

5.	Trusts Responsibilities. In connection with ALPS providing the Trust with E-Statements, the Trust shall:

a.
Review, approve and provide reasonable notification of modifications thereto: disclosures provided to Shareholders via the site, including Trust Counsel review of disclosures,; e-mail correspondence sent to Shareholders; and e-Statements and Regulatory Documents sent to Shareholders

b.	Periodically review the e-mail list for completeness and accuracy;

6.
Fees.There is a one-time start-up fee of $5,000. There is an annual maintenance fee of $5,000 paid on September 1st of each year. Additionally, ALPS will bill the Trusts for any of-of-pocket fees incurred in connection with these services.

7.
Miscellaneous. Other than as amended hereby, all terms and conditions of the Agreernent are unchanged and remain in full force and effect. This Amendment shall be deemed to be an amendment to the Agreement and shall be governed by the laws of the State of Colorado.

IN WITNESS WHEREOF, this Amendment has been executed by a duly authorized representative of each of the parties hereto as of the date of the Amendment first set forth above.

CALIFORNIA INVESTMENT TRUST
By: /s/ Steve Rogers
Name:
Title:

CALIFORNIA INVESTMENT TRUST II
By: /s/ Steve Rogers
Name:
Title:

ALPS MURAL FINDS SERVICES, INC.
By: /s/ Jeremy O. May
Name: Jeremy O. May
Title: Managing Director